

Guy Greenstein · 2nd

Co-Founder and CTO at Manna

Greater New York City Area · 70 connections · **Contact info**

 **Manna**

 **University of Colorac Boulder**

Experience



Co-Founder, Chief Technical Officer

Manna

May 2019 – Present · 1 yr 4 mos



Hardware Software Engineer

Gramercy Tech

May 2016 – Dec 2016 · 8 mos

Greater New York City Area

Experience developing my own hardware and software based on customer request. Worked with many name brand companies in a high level professional environment. Fast Paced startup environment where customer expectation and deadlines were subject to change requiring flexibility and adaptation. Designed in house automation to help streamline processe ...see mor



Information Security Internship

Sports Authority

May 2015 – Aug 2015 · 4 mos

Experience in Network Security; Gained Proficiency in Data Organization and Analysis in Excel using tools like VBA. Learned how to teach others about computers and IT in general

 **Electrical Engineering internship**

LCR Embedded Systems, Inc.

May 2014 – Aug 2014 · 4 mos

Jackson, Mississippi Area

Worked in a professional engineering environment; Extensive experience working with Database programs (Crystal Reports) ; Built a multitude of different diagrams in AutoCAD.

Education

 **University of Colorado Boulder**

Bachelor of Applied Science - BASc, Engineering Physics

2012 – 2016

Skills & Endorsements

Microsoft Office · 1

Benjamin Davis has given an endorsement for this skill

Microsoft Excel · 1

Benjamin Davis has given an endorsement for this skill

Research · 1

Benjamin Davis has given an endorsement for this skill

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